UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-43098

AgomAb Therapeutics NV

Posthoflei 1/6

2600 Antwerpen

Belgium

Tel: +32 3 318 91 70

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 10, 2026, AgomAb Therapeutics NV (the “Company”) issued a press release titled, “Agomab Announces Proposed Appointments of Marino Garcia and Dr. Naimish Patel to Board of Directors.” A copy of this press release is furnished hereto as Exhibit 99.1.

On August 10, 2026, the Company also published on its website materials in connection with its Special General Meeting and Extraordinary General Shareholders’ Meeting to be held at 2:30 PM CEST on September 11, 2026. The information contained on, or that can be accessed through, the Company’s website is not incorporated by reference herein. The materials are attached hereto as Exhibits 99.2, 99.3, and 99.4 and are incorporated herein by reference.

The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing. The information contained in this Form 6-K, including Exhibits 99.2, 99.3, and 99.4, are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-294220).

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of AgomAb Therapeutics NV dated August 10, 2026, titled “Agomab Announces Proposed Appointments of Marino Garcia and Dr. Naimish Patel to Board of Directors.”

99.2	Convening Notice for AgomAb Therapeutics NV’s Special General Meeting and Extraordinary General Shareholders’ Meeting to be held on September 11, 2026.

99.3	Proxy Form for the Special General Meeting and Extraordinary General Shareholders’ Meeting to be held on September 11, 2026.

99.4	Voting Form for the Special General Meeting and Extraordinary General Shareholders’ Meeting to be held on September 11, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AgomAb Therapeutics NV

Date: August 10, 2026	By:	/s/ Tim Knotnerus
Tim Knotnerus
Chief Executive Officer